UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ZST Digital Networks, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)

Debbie Schwartzberg
785 5th Avenue
New York, NY  10022
(212) 355-2020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 14, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. Debbie Schwartzberg

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization	U.S.A.

Number of	7.	Sole Voting Power	568,178 (1)
Shares Beneficially	8.	Shared Voting Power	0
Owned by Each	9.	Sole Dispositive Power	568,178 (1)
Reporting Person With:	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	568,178 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)	3.24% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes (i) 414,295 shares of Common Stock and a warrant to purchase 59,185 shares of Common Stock owned by the Reporting Person; (ii) 41,430 shares of Common Stock and a warrant to purchase 5,919 shares of Common Stock owned by The Julie Schwartzberg Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since she has sole voting and investment control over the shares and warrant; (iii) 41,430 shares of Common Stock and a warrant to purchase 5,919 shares of Common Stock owned by The David N. Sterling Trust, of which the Reporting Person is Trustee and may be deemed the indirect beneficial owner of such shares and warrant since she has sole voting and investment control over the shares and warrant.

(2)  Based on 17,455,000 shares of Common Stock outstanding as of January 14, 2009 and the warrants referenced above.

Amendment No. 1 to Schedule 13D

This Amendment No. 1, dated January 14, 2009, to Schedule 13D is filed on behalf of Debbie Schwartzberg (the “Reporting Person”), and amends that certain Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on January 25, 2008 (the “Schedule 13D”) relating to the common stock, $.0001 par value per share (the “Common Stock”), of ZST Digital Networks, Inc. (formerly known as SRKP 18, Inc.) (the “Issuer” or “Company”), a Delaware corporation.

Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

On January 3, 2007, the Reporting Person acquired directly from the Issuer 1,200,000 shares of Common Stock at an aggregate purchase price of $845.52 and a warrant to purchase 1,200,000 shares of Common Stock at an exercise price of $0.0001 per share (the "Warrant"), for an aggregate purchase price equal to $422.76. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of January 3, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

In March 2008, the Reporting Person transferred (i) 100,000 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock to The Julie Schwartzberg Trust (the “Schwartzberg Trust”) and (ii) 100,000 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock to The David N. Sterling Trust (the “Sterling Trust”). The Reporting Person serves as the sole Trustee of the Schwartzberg and Sterling Trusts. She may be deemed indirect beneficial owner of these securities since she has sole voting and investment control over the securities.

As more fully described in Item 4, which is incorporated herein by reference, on January 14, 2009, in connection with a share exchange transaction, the Reporting Person canceled (i) 585,705 shares of Common Stock and a warrant to purchase 940,815 shares of Common Stock owned by the Reporting Person; (ii) 58,570 shares of Common Stock and a warrant to purchase 94,081 shares owned by the Schwartzberg Trust; and (iii) 58,570 shares and a warrant to purchase 94,081 shares of Common Stock owned by the Sterling Trust, which decreased the number of shares beneficially owned by the Reporting Person from 2,400,000 shares to 568,178 shares.  The Reporting Person did not receive any cash consideration for the cancellation of the shares or warrants.

Item 4.   Purpose of Transaction

On December 11, 2008, the Company entered into a share exchange agreement, as amended on January 9, 2009 (the “Exchange Agreement”) with World Orient Universal Limited (“World Orient”) and all of the shareholders of World Orient.  Pursuant to the Exchange Agreement, the Company agreed to issue an aggregate of 1,985,000 shares of its Common Stock to the shareholders of World Orient and/or their designees in exchange for all of the issued and outstanding shares of World Orient (the “Share Exchange”).  The Share Exchange closed on January 9, 2009.

On January 14, 2009  Zhong Bo, our Chief Executive Officer and Chairman of the Board, Wu Dexiu, Huang Jiankang, Sun Hui and Li Yuting  (“ZST Management”) purchased an aggregate of 12,530,000 shares of our Common Stock at a per share purchase price of $0.2806 (the “Purchase Right”).  Each of the shareholders and warrantholders of the Issuer prior to the Share Exchange agreed to cancel 0.3317 shares of Common Stock and warrants to purchase 0.5328 shares of Common Stock held by each of them for each one (1) share of Common Stock purchased by the ZST Management pursuant to the Purchase Right (the “ Share and Warrant Cancellation”). Pursuant to the Share and Warrant Cancellation, an aggregate of 4,156,390 shares of Common Stock and warrants to purchase 6,676,390 shares of Common Stock were cancelled.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009 and Amendment No. 1 to the Share Exchange Agreement, which is incorporated herein by reference, filed as Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15,  2009.

The foregoing summary of the Purchase Right is qualified in its entirety by reference to the copy of the Form of Common Stock Purchase Agreement which is incorporated herein by reference, filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2009.    The foregoing summary of the Share and Warrant Cancellation is qualified in its entirety by reference to the copy of the Share and Warrant Cancellation Agreement which is incorporated herein by reference, filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of  568,178 shares of Common Stock, representing 3.24% of the outstanding shares of Common Stock (based on the number of outstanding shares and warrants to purchase shares beneficially owned by the Reporting Person as of January 14, 2009.)

(b) The Reporting Person has the sole right to vote and dispose of, or direct the disposition of, the 568,178 shares of Common Stock beneficially owned by the Reporting Person.

(c) All transactions in the class of securities reported or effected by the person named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 568,178 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated December 11, 2008, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated January 9, 2009, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Form of Common Stock Purchase Agreement dated January 14, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission on January 21, 2009.)

Exhibit 4
Share and Warrant Cancellation Agreement dated January 9, 2009 entered into by and between the Registrant and the Shareholders (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  January 22, 2009

DEBBI SCHWARTZBERG

By:
/s/ Debbie Schwartzberg
By: Debbie Schwartzberg

EXHIBIT INDEX

Exhibit 1
Share Exchange Agreement, dated December 11, 2008, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 2
Amendment No. 1 to Share Exchange Agreement, dated January 9, 2009, by and among SRKP 18, Inc., World Orient Universal Limited and all of the shareholders of World Orient (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).

Exhibit 3
Form of Common Stock Purchase Agreement dated January 14, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities Exchange Commission on January 21, 2009.)

Exhibit 4
Share and Warrant Cancellation Agreement dated January 9, 2009 entered into by and between the Registrant and the Shareholders (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2009).